INITIAL CAPITAL AGREEMENT

September 14, 2020

VELA Funds

220 Market Street, Suite 208

New Albany, OH 43054

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of Class I Shares of the VELA Small Cap Fund, a series of VELA Funds, a Delaware statutory trust, at $10.00 per share for an aggregate purchase price of $100,000. By signing below, payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

VELA Investment Management, LLC

By:	/s/ R H Dillon
Name:	R H Dillon
Title:	Chief Executive Officer

Confirmed and Accepted:

VELA Funds

By:	/s/ Jason Job
Name:	Jason Job
Title:	President